Exhibit 12.1

HIGHWOODS PROPERTIES, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

Nine Months Ended September 30, 2015
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$74,976
Fixed charges	72,456
Capitalized interest	(4,947)
Distributions of earnings from unconsolidated affiliates	4,099
Total earnings	$146,584

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$61,783
Amortization of deferred financing costs	2,501
Financing obligation interest expense	653
Capitalized interest	4,947
Interest component of rental expense	2,572
Total fixed charges	72,456
Preferred Stock dividends	1,879
Total fixed charges and Preferred Stock dividends	$74,335

Ratio of earnings to fixed charges	2.02
Ratio of earnings to combined fixed charges and Preferred Stock dividends	1.97